Exhibit 21.1

Subsidiaries of the Registrant

Name of Entity	State or Other Jurisdiction of Organization
Chordiant Software (Beijing) Co., Ltd	China
Chordiant Software Canada, Inc.	Canada
Chordiant Software Europe Ltd.	United Kingdom
Chordiant Software International B.V.	Netherlands
Chordiant Software International Espana, SL	Spain
Chordiant Software International GmbH	Germany
Chordiant Software International, Inc.	Delaware
Chordiant Software International Ltd.	United Kingdom
OnDemand, Inc.	Delaware
Prime Response Securities Corp.	Delaware
Prime Response U.S., Inc.	Delaware